EXHIBIT 4.12

DEMAND PROMISSORY NOTE

June 19th, 2006	Cdn. $1,500,000

FOR VALUE RECEIVED, Vannessa Ventures Ltd., a corporation incorporated under the laws of British Columbia (the "Corporation") hereby promises to pay ON DEMAND, provided such demand is made after the earlier of:

(a)

the occurrence of an Event of Default (as that term is defined in the Secured Convertible Debenture dated March 1, 2006 given by the Corporation to the Holder); and

(b)

August 31, 2006,

to Exploram Enterprises Ltd., together with its successors and assigns (the "Holder"), the amount of Cdn. $1,500,000 (the "Advance Amount"), in lawful money of Canada at the principal offices of Exploram Enterprises Ltd. in Calgary, Alberta, and to pay interest on the outstanding amount owing from time to time at the rate of 9.5% per annum commencing on the date of this Promissory Note until full and final payment.  Interest accruing and due hereunder shall be payable in cash, monthly in arrears, on the last day of each month commencing on June 30, 2006 in lawful money of Canada, at Calgary, Alberta.  The Advance Amount or any part thereof may be repaid in whole or in part at any time by the Corporation without penalty.

This Note is secured by a general security agreement provided by the Corporation to the Holder on March 1, 2006.

The Corporation will pay on demand all costs of collection and legal fees on a solicitor and his own client full indemnity basis paid or incurred by the Holder in enforcing the obligations of the Corporation hereunder.

The Corporation waives presentment, demand, notice of dishonor, protest and all other demands and notices in connection with the delivery, acceptance, performance, default or enforcement of this Note.

No delay or omission on the part of the Holder in exercising any right hereunder shall operate as a waiver of such right or any other right under this Note.  No waiver of any right shall be effective unless in writing and signed by the Holder, nor shall a waiver on one occasion be construed as a bar to or waiver of any such right on any future occasion.

This Note shall be governed by and construed in accordance with the laws in force from time to time in the Province of Alberta, Canada, without regard to its choice of law principles.

Dated this 19th day of June, 2006.

VANNESSA VENTURES LTD.

By:

Name:

J.R. Morgan

Title:

President & Chief Executive Officer

By:

Name:

C.B. Boyer

Title:

Controller